Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-117315) and related Prospectus of Rockford Corporation for the registration of $12,500,000 of aggregate principal amount of 4.5% Convertible Senior Subordinated Secured Notes due 2009, warrants to purchase 1,246,573 shares of its common stock and 4,155,974 shares of its common stock, and to the incorporation by reference therein of our report dated February 13, 2004, except for Note 16 for which the date is March 29, 2004, with respect to the consolidated financial statements and schedule of Rockford Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

Ernst & Young LLP

Phoenix, Arizona
December 11, 2004